May 30, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of MSD Netherlands Capital B.V., guaranteed by Merck & Co., Inc., under the Exchange Act of 1934:

- 3.250% Notes due 2032

- 3.500% Notes due 2037

- 3.700% Notes due 2044

- 3.750% Notes due 2054

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com